UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2007

Commission File Number: 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10

6811 KS Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

ARCADIS NV
Nieuwe Stationsstraat 10
P.O. Box 33
6800 LE Arnhem
The Netherlands
Tel +31 26 3778 292
PRESS RELEASE	Fax +31 26 4438 381
www.arcadis-global.com

ARCADIS ANNOUNCES NEXT STEP IN NASDAQ DELISTING PROCESS

ARNHEM, THE NETHERLANDS – June 6, 2007 – ARCADIS (NASDAQ: ARCAF; EURONEXT: ARCAD), the international consulting and engineering company, today confirmed that the company’s listing on NASDAQ will automatically be terminated after the close of business on June 7, 2007. The Company will continue to be listed on the Euronext stock exchange in Amsterdam. After the NASDAQ delisting becomes effective, US shareholders can also trade in the United States in the over-the-counter (OTC) market.

ARCADIS has offered to cover conversion fees and expenses for a period of 6 months following delisting for those shareholders that decide to convert their shares from New York registry shares to shares, which are eligible for trading on Euronext. After that period, shareholders will have to pay the charges if they convert their shares. After June 7, 2007, shares will no longer be eligible for conversion to New York registry shares. ARCADIS shareholders and option holders are strongly urged to consult their own tax advisors as to the tax consequences of the conversion of their shares from New York registry shares to shares which are eligible for trading on Euronext, including state, local and foreign tax consequences.

Shareholders who have not yet traded in shares listed on Euronext have been advised to contact their broker for more details. Several market makers, including Hudson Securities, Knight Equity Markets and later also ABN AMRO, have enlisted as market makers in the over-the-counter market (also called the Pink Sheets) for ARCADIS shares. As a result of delisting from NASDAQ, the Company expects the liquidity of share trading in the U.S. to be reduced substantially, allowing for a deregistration with the Securities and Exchange Commission on or about June 8, 2008.

The Company remains committed to the U.S. market and to U.S. shareholders and only takes this step because in view of the low trading volume at the NASDAQ, the costs of a U.S. listing outweigh the benefits.

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 11,000 employees and over €1.2 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, the risk that our delisting from NASDAQ and subsequent deregistration with the SEC will not become effective as currently anticipated, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten at ARCADIS at +31-26-3778604, outside regular office hours +31-6-2706-1880 or e-mail at j.slooten@arcadis.nl.  Visit us on the internet: www.arcadis-global.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: June 6, 2007	By:	/s/ C. M. Jaski
C.M. Jaski
Member Executive Board